February 6, 2025

Cecil Magpuri
Chief Executive Officer
Falcon's Beyond Global, Inc.
1768 Park Center Drive
Orlando, FL 32835

       Re: Falcon's Beyond Global, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed April 29, 2024
           File No. 1-41833
Dear Cecil Magpuri:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services